February 2, 2011
BY EDGAR AND OVERNIGHT MAIL
Ms. Melissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MedQuist Holdings Inc.
Registration Statement on Form S-4
Filed on January 28, 2011
File No. 333-170003
Dear Ms. Duru:
          This letter is submitted on behalf of MedQuist Holdings Inc. (formerly CBaySystems Holdings Limited) (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission on January 28, 2011 (the “Registration Statement”). Such comments are set forth in the Staff’s letter, dated February 1, 2011 (the “Comment Letter”), to Robert Aquilina, President and Chief Executive Officer of the Company. The Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on the date hereof, which includes revisions to reflect responses to the Staff’s comments. The Company will separately deliver to you copies of Amendment No. 3, which will be marked to show changes from the preliminary prospectus contained in the Registration Statement.
          For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with the Company’s responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the preliminary prospectus contained in Amendment No. 3.

Conditions of the Exchange Offer, page 139
1.	Disclosure throughout the prospectus suggests that the consummation of the proposed U.S. initial public offering and the listing of the shares of common stock on the NASDAQ Global Market are both conditions to the consummation of the exchange offer. The NASDAQ Global Market listing condition, however, does not appear in the conditions cited under this heading. Please revise to explicitly disclose this condition.

Response to Comment No. 1

In response to the Staff’s comment, “The Exchange Offer—Conditions to the exchange offer” section on page 140 has been amended to include The NASDAQ Global Market listing condition.

2.	We note your statement that you will determine in your sole discretion, all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered shares of MedQuist Inc. common stock and that your determination will be “final and binding.” Please delete this language, or disclose that disputes regarding such determination may be determined by a court of competent jurisdiction.

Response to Comment No.2

In response to the Staff’s comment, “The Exchange Offer—Determination of Validity” section on page 143 has been amended.
Withdrawal of tenders, page 144
3.	Please revise to disclose the back-end withdrawal rights specified in Section 14(d)(5) of the Exchange Act.

Response to Comment No.3

In response to the Staff’s comment, “The Exchange Offer—Withdrawal of tenders” section on page 145 has been amended to include disclosure regarding the rights specified in Section 14(d)(5) of the Exchange Act.
Compliance with Securities Laws, page 145
4.	We note your statements regarding the jurisdictions in which you are making the offer and that offers will not be made to, nor will tenders be accepted from the holders of shares of MedQuist Inc. common stock residing in jurisdictions in which you deem the offer would not be in compliance with applicable law. Please be advised that the all-holders provision in Rule 14d-10(a)(1) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretative guidance in section II.G.1 of SEC Releases 33-8957. Please clarify, if true, that you are referring to a U.S. jurisdiction and not to a non-U.S. jurisdiction in your disclosure given that we view Exchange Act Rule 14d-10(b)(2) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

Response to Comment No.4
In response to the Staff’s comment, “The Exchange Offer—Compliance with securities laws” section on page 146 has been amended to clarify the references to be consistent with the Staff’s view of Exchange Act Rule 14d-10(b)(2).
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          The company respectfully believes that the proposed modifications to the Registration Statement and the supplemental information contained herein are responsive to the Staff’s comments. Please do not hesitate to call D. Rhett Brandon at 212-455-3615 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours, /s/ Simpson Thacher & Bartlett LLP SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission Division of Corporate Finance Barbara Jacobs, Esq. Maryse Mills-Apenteng, Esq. MedQuist Holdings Inc. Robert Aquilina White & Case LLP Colin Diamond